Securities and Exchange Commission

CHINA MARKETING MEDIA HOLDINGS, INC.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People’s Republic of China

March 16, 2012
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Andrew D. Mew – Accounting Branch Chief

Re:
Re: China Marketing Media Holdings, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010
Filed November 29, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 21, 2011 Amendment No. 1 to Form 8-K
Filed February 28, 2012 File No. 000-51806

Dear Mr. Mew:

The following responses address the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in a comment letter dated March 7, 2012 (the “Comment Letter”) relating to the Form 8-K, Amendment No. 1 filed on February 28, 2012 (the “Amended 8-K”) of China Marketing Media Holdings, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. In addition, the Company is filing an Amendment No. 2 to the Amended 8-K (“Amendment No. 2”) to include certain additional disclosures responsive to the comments below.

1.           We note your response to prior comment 2 that the Operation and Management Right Agreement was not included in the disposition. Since you have disposed of your interest in Shenzhen Media Investment Co., Ltd. ("SMI") and the agreement was between the Sale and Marketing Publishing House ("CMO") and SMI, please address that portion of our comment as to whether the transfer of the agreement was approved by CMO. If an amendment to the original agreement was executed, please file that amendment as an exhibit. If CMO's consent was not obtained, please advise us and disclose your potential liabilities associated with the contract.

Response:

As disclosed in the 8-K Filing, as amended, the Company’s Operations and Management Agreement with CMO (the “Agreement”), a Henan Provincial Government owned entity, was not included in the subject transaction and, therefore, did not require CMO’s approval. On October 22, 2003, Shenzhen Media Investment Co. Ltd (“SMI”) entered into the Agreement (which contemplated a ten-year term, from November 1, 2003 to October 31, 2013) with CMO. Subsequently, on November 20, 2004, SMI entered into a nine-year agreement with Shenzhen New Media Consulting Co. Ltd. (“SNMC”), pursuant to which SMI transferred all of its rights under the Agreement to SNMC in consideration for US$1.45 million payment, payable over the term of the transfer agreement, i.e. the then full remaining term of the assigned and transferred Agreement. On December 21, 2005, the Company’s indirect subsidiary, Shenzhen New Media Consulting Co. Ltd., acquired SMI. Therefore, the disposition of SMI did not need an approval.

2.           We note your revised disclosure in response to prior comment 3 that the nature of the consideration was cash. Please revise to also disclose that the transfer consideration is due within one year after the date of the agreement and state the amount, if any, cash consideration received.

Securities and Exchange Commission

Response:

The Amendment No. 2 has been revised in accordance with Section 3.2 of the Equity Transfer Agreement to state that the transfer consideration of RMB38,915,723.97 payable by Bin Li and Feng Yu is due within one year of the date of the agreement and that none of such consideration has been received to date.

3.           With a view towards transparency, please revise your disclosure to clearly state you made an unsecured loan to Feng Yu $4,373,770 during the period ended September 30, 2011 payable monthly and due by March 2012 and that the advance was part of the assets included in the SMI transaction.

Response:

The Amendment No. 2 disclosures (Item 1.01, 4th full paragraph) have been revised to provide additional disclosures responsive to the comment above.

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We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned or Ralph V. De Martino (202-912-4825) or Alec Orudjev (202-912-4842) at Cozen O’Connor, the Company’s legal counsel.

Very truly yours, /s/ Yingsheng Li Yingsheng Li President

Cc:	Ralph V. De Martino, Esq. Alec Orudjev, Esq.